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                                                                    EXHIBIT 14


                           FORM OF AMENDMENT TO THE
                RESTATED PURITAN-BENNETT RETIREMENT SAVINGS &
                             STOCK OWNERSHIP PLAN



         THIS AMENDMENT is made is this ______ day of ____________, 1994 by Puritan-Bennett Corporation (the "Company") as plan sponsor of the Restated Puritan-Bennett Retirement Savings & Stock Ownership Plan (the "Plan").

         WHEREAS, the Plan was established effective January 1, 1984, and restated effective January 1, 1989; and

         WHEREAS, pursuant to Section 14 of the Plan, the Board of Directors reserved the right to amend, modify, or terminate the Plan at any time; and

         WHEREAS, the Board of Directors now desire to amend the Plan to permit each Participants under the Plan to direct the Trustee with respect to a tender offer for common stock of the Company allocated to such Participants' Accounts;

         IT IS NOW THEREFORE RESOLVED, that a new Section 15.13 is added to read in its entirety as follows:

         15.13 Tender Offers for Company Common Stock. Each Participant shall have the right to direct the Trustee as to the manner in which to respond to a tender offer, exchange offer or any other offer to purchase common stock of the Company allocated to the Participant's Accounts invested in the Stock Fund, irrespective of whether the Participant is fully vested in such Accounts. The Trustee or its designee will solicit such instructions from Participants by distributing to each Participant such information as is distributed to shareholders of the Company generally in connection with any such offer, and any additional information the Trustee deems appropriate in order for each Participant to give instructions. A reasonable deadline for the return of such material may be specified.

                 Shares of common stock of the Company will be tendered, exchanged or sold as instructed by the Participants, in response to a tender offer, exchange offer or other offer to purchase. Fractional shares will be aggregated for purposes of tendering, exchanging or selling shares, to the extent possible, to reflect the instructions of the Participants. Failure of any Participant to timely instruct the Trustee pursuant hereto shall be treated as an instruction that the common stock allocated to such Participant's Accounts shall not be tendered, exchanged or sold.
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                 For purposes of receiving, tabulating and transmitting
         instructions, the Trustee will establish a procedure to ensure that instructions received from individual Participants regarding the a tender offer, exchange offer, or any other offer are held in confidence, and are not divulged, released or otherwise utilized in a manner that, in the Trustee's reasonable judgment, might influence the Participant's free exercise of the rights set forth in this Section 15.13.


         IN WITNESS WHEREOF, this Amendment is effective as of the date first written above.



                                      Puritan-Bennett Corporation
Attest:                               "Company"

By:
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                                      IDS Trust, A Division of IDS
                                      Bank & Trust
Attest:                               "Trustee"

By:
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